Cybin Announces US$30M Common Stock Purchase Agreement
from Lincoln Park Capital Fund

- Share purchase agreement further strengthens Company’s position to deliver on value-driving clinical milestones -
TORONTO, CANADA – May 30, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American: CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that it has entered into a common share purchase agreement (the “Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”), an institutional investor.
Subject to the terms and conditions of the Agreement, Cybin has the right to sell, and LPC is obligated to purchase, up to US$30 million (CAD$41 million) of the Company’s common shares over a 36-month period at prices that are based on the market price at the time of each sale to LPC. Cybin, in its sole discretion, controls the timing and amount of all sales of common shares under the Agreement, and there are no warrants, derivatives, or other share classes associated with this Agreement.
“This committed equity facility by LPC provides us with access to capital on an as-needed basis and is expected to allow Cybin to best utilize market conditions to raise capital in support of our drug development programs,” said Doug Drysdale, Chief Executive Officer of Cybin. “The ability to further strengthen our cash position through sales of common shares to LPC under this facility provides additional runway for our success moving forward.”
Cybin has the right to terminate the Agreement at any time at no cost or penalty. LPC has agreed not to engage in any short selling or hedging activity of any kind in the Company’s common shares. As consideration for LPC’s obligation to purchase common shares from Cybin at our direction under this Agreement, Cybin has issued 2,538,844 common shares to LPC as a commitment fee.
The sale of common shares under the Agreement will be made pursuant to and qualified by way of a prospectus supplement, dated May 30, 2023 (the “Supplement”), to the Company’s short form base shelf prospectus dated July 5, 2021 (the “Base Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. The Supplement was also filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, which was declared effective by the SEC on October 8,

2021, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. No offers or sales of any common shares will be made in Canada or on the NEO Exchange pursuant to the Agreement or the Supplement and accompanying Base Prospectus.
The Supplement and accompanying Base Prospectus contain important detailed information about the Agreement. The Agreement, the Supplement and accompanying Base Prospectus can be found under the Company’s profile on SEDAR at www.sedar.com and with the SEC on EDGAR at www.sec.gov.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information. All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the potential sale of common shares under the Agreement and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations;

the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2022, the Company’s annual information form for the year ended March 31, 2022, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedar.com and with the SEC on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com